Exhibit 1
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For Immediate Release                                               7 April 2008


                              WPP Group plc ("WPP")

                 Notification of First Quarter Trading Statement


WPP will announce its First Quarter Trading Update for the three months ended 31 March 2008 on Friday, April 25th 2008.


Contact  :-
Feona McEwan, WPP                                      0207408 2004
www.wpp.com
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